

July 7, 2010

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

     RE: Baby Fox International, Inc.
            Amendment to Registration Statement on Form S-1
            Filed June 22, 2010
            File No. 333-150835

Dear Mr. Huang:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note you have changed the name of your auditor from Paritz & Company, P.A. to Friedman LLP. Please advise us of the nature of this change.

2.   We continue to believe that prior comment one from our letter dated May 7, 2010 is applicable. We note, for example, on page three where you discuss the expected growth in the Chinese economy for the second half of 2009. Please update the disclosure throughout your document to reflect the passage of time, changes to your business, plans, and the economy.

The Company, page 4

3.   Please add back the disclosure concerning the familial relationships among the parties to the option agreement, here and elsewhere as appropriate.

4.   Please add back the disclosure addressing the size of your net losses for the periods covered by the financial statements.

Risk Factors

Our Independent Auditors Have Expressed Their Concern As To Our Ability To Continue As A Going Concern, page 9

5.   We note your statement on page 5 that your auditor is Friedman LLP. We also note you indicate that "our independent auditors, Paritz & Company, P.A., have expressed substantial doubt concerning our ability to continue as a going concern …." Please revise to clarify as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

6.   Please revise to discuss your results of operations – particularly sales – in the same level of detail as you did in your prior amendments.

7.   We note that you attribute a portion of your increased margins to your warehouse clearance sales as the value of this inventory had been written down previously. Please revise to indicate whether management believes that its margins will return to historical levels following this liquidation. If your current period results represent an anomaly due to these sales, state so explicitly. Also, clarify the dates of the warehouse sales, your prior disclosure had implied that these sales occurred in December.

Mr. Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
July 7, 2010
p. 3

Liquidity and Capital Resources, page 27

8.   On page 28 you attribute a decline in your accounts payable balance to the fact
        that you "shifted all of [your] purchases from the related party supplier." Please
        clarify the meaning of this statement and reconcile to financial statement footnote
        four.

Comparison of Nine Months Ended March 31, 2010 and 2009
Net Cash Provided by (used in) Operating Activities, page 28

9.   We note your response to our prior comment six and the related revisions to your
        filing. Please revise to provide additional quantitative disclosure regarding your
        accounts receivable balances and the allowance for doubtful accounts.
        Specifically, please revise to disclose the dollar amount of accounts receivable
        aged in excess of 60 days and the corresponding allowance for doubtful accounts.
        In addition, please disclose the expected timing of collections for the remainder of
        your accounts receivable balance and provide management's assessment of the
        collectability of these balances.

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008
General

10.   Please note the financial statement updating requirements per Rule 8-08 of
        Regulation S-X, and provide a currently dated consent from your independent
        accountant with any amendments.

Report of Independent Registered Public Accounting Firm, F-13

11.   We note that the report of your independent registered public accounting firm is
        not signed. Please provide a compliant audit report in accordance with Item 3-02
        of Regulation S-T.

Part II

Item 17

12.   We note that you have altered the language of your undertakings in between
        amendments. Please note that the undertakings should be provided in the exact
        form specified in Item 512 of Regulation S-K. Please revise as appropriate.

Exhibits

13.   We note that you filed a series of agreements purporting to terminate the previous option agreements that gave your management the right to acquire you over time and that the option agreements were entered into in order to structure around certain Chinese laws. Please revise your disclosure to further explain why these option agreements were terminated, how they impact your business and offering, and clarify whether they were done in response to any government inquiry. In addition, explain how you will motivate these parties in the absence of such agreements. If additional or new agreements are contemplated revise to address.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Matthew Chang
Fax: (415) 955-8910